

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 6, 2010

Mr. Justin C. Ferri
Chief Executive Officer and President
Merrill Lynch Alternative Investments LLC
Two World Financial Center, 7th Floor
New York, New York 10281

> **Re: ML Transtrend DTP Enhanced FuturesAccess LLC**
> **Form 10-K for the year ended 12/31/2008**
> **Filed on 3/31/2009**
> **File No. 000-52701**

Dear Mr. Ferri:

        We have completed our review of your filing and do not have any further comments at this time.

                                        Sincerely,

                                        Karen J. Garnett
                                        Assistant Director

cc: Mark Borelli
       Sidley Austin LLP
       Via facsimile: (312) 853-7036